November 1, 2016	James M. Forbes (617) 235-4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)
Registration Nos. 333-212686 and 811-23177
Responses to Comments on Amendment No. 1 to Registration Statement

Ladies and Gentlemen:

On October 11, 2016, Anu Dubey (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James M. Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (“Amendment No. 1”). The Staff Reviewer and Mr. Forbes further discussed the Staff’s comments to Amendment No. 1 during follow-up telephone conversations on October 11, 2016, October 12, 2016, and October 18, 2016.

For the convenience of the Staff, the Staff’s comments have been restated below in their entirety. The Registrant’s response follows each comment. These responses have been reflected in Pre-Effective Amendment No. 2 under the Securities Act and Amendment No. 2 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (“Amendment No. 2”), filed on the date hereof. In addition to revisions made in response to the Staff’s comments, certain other changes have been made as part of Amendment No. 2. Amendment No. 2 has been marked to indicate changes made from Amendment No. 1. Also for the convenience of the Staff, a copy of Appendix A, marked to indicate the changes made from Amendment No. 1, is attached hereto in Exhibit A.

References in the responses to the Trust’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 2. For purposes of this correspondence, the term “Fund” is used to refer to Goehring & Rozencwajg Resources Fund and the term “Adviser” is used to refer to Goehring & Rozencwajg Associates, LLC, the Fund’s investment adviser. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Prospectus

Fees and Expenses of the Fund

1.
Comment: The second sentence of the paragraph captioned “Example” states that “The example assumes that you invest $10,000 in the Fund for the time periods indicated.” Please revise this sentence to also indicate that the example assumes that all shares are redeemed at the end of the periods indicated. See Item 3 of Form N-1A.

Response: The requested change has been made.

Principal Investment Strategies of the Fund

2.
Comment: The first sentence of the first paragraph states that the Fund will invest at least 80% of its net assets in securities of natural resources companies and other investments, including securities issued by other investment companies, that provide economic exposure to natural resources or natural resources companies. If investments in other investment companies will be included in the Fund’s 80% investment policy, please disclose how the Fund will measure the underlying investments of these investment companies when determining compliance with the Fund’s 80% investment policy.

Response: The Registrant confirms that, when determining compliance with the Fund’s 80% investment policy, the Fund will consider the underlying investments of the investment companies in which it invests, to the extent the Fund has access to sufficient and timely portfolio holdings information from such investment companies. For example, if the Fund invests in an investment company with an 80% investment policy that is consistent with the Fund’s 80% investment policy, the Fund will count its investment in that investment company toward the Fund’s 80% investment policy. The Registrant confirms that disclosure describing this approach has been added to the Prospectus under the caption “How the Adviser Selects the Fund’s Investments.” The Registrant notes, however, that, in some cases, the Fund may not have sufficient and timely portfolio holdings information with respect to each investment company in which it invests.

3.
Comment: The first sentence of the first paragraph states that the Fund will invest at least 80% of its net assets in securities of natural resources companies and other investments that provide economic exposure to natural resources or natural resources companies. The second sentence of the first paragraph states that natural resources companies are “U.S. and foreign companies that may own, explore, develop, produce, refine, transport, or market natural resources or that provide related equipment, infrastructure, or services.” Please disclose the specific criteria that will be used to determine whether a company has economic ties to the natural resources sector (e.g., that the Fund will rely on standard industry classifications).

Response: The following sentence has been added to the Prospectus under the caption “How the Adviser Selects the Fund’s Investments” to clarify the specific criteria that will be used to determine whether a company has economic ties to the natural resources sector:

When determining whether an investment provides economic exposure to natural resources or natural resources companies, the Fund currently relies on standard industry classifications developed by third party providers. The standard industry classifications used by the Fund may change over time and without notice to investors.

4.
Comment: The third sentence of the first paragraph states that natural resources include, “among other things, energy commodities such as oil, natural gas, coal and uranium, precious metals such as gold, silver, platinum, palladium and rhodium, diamond, base metals such as copper, lead and zinc; ferrous metals; agricultural commodities; and fertilizer commodities such as potash, phosphate and nitrogen.” Please remove the phrase “among other things” and consider whether it is appropriate to provide additional detail in the description of natural resources.

Response: The requested change has been made.

5.
Comment: The second sentence of the third paragraph states that, at times, the Fund may invest in securities issued by “other investment companies or other pooled investment vehicles, including ETFs.” Please confirm whether the Fund intends to invest in securities issued by investment companies that are not registered under the 1940 Act. If so, please identify supplementally the types of unregistered investment companies in which the Fund intends to invest. We may have more comments after reviewing your response.

Response: The Registrant notes that the reference to “other investment companies or other pooled investment vehicles” in the description of the Fund’s principal investment strategies was primarily intended to reflect that the Fund may invest in ETFs. As stated in the SAI, some ETFs that invest directly in commodities or other assets are not registered under the 1940 Act. Although the Fund may invest in other unregistered investment companies or pooled investment vehicles, it does not currently intend to do so to as a principal investment strategy.

The second sentence of the third paragraph has been revised as follows in order to clarify the Fund’s investments in other investment companies and pooled investment vehicles:

At times, the Fund may invest in ~~securities issued by other~~ registered investment companies and ~~or other pooled investment vehicles, including~~ ETFs.

For consistency with the foregoing, similar language in the description of the Fund’s 80% investment policy has been revised as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings made for investment purposes) in securities of natural resources companies and other investments (including derivatives, futures and options, ~~and securities issued by other~~ registered investment companies ~~or other pooled investment vehicles, including~~ and exchange-traded funds (“ETFs”), including ETFs that invest in commodities) that provide economic exposure to natural resources or natural resources companies (together “natural resources investments”).

6.
Comment: The fourth sentence of the third paragraph states that certain Fund investments may be held through master limited partnerships (“MLPs”). In light of the Registrant’s representation to the Staff in its letter dated September 30, 2016 that the Fund does not currently intend to invest in MLPs as a principal strategy, please consider whether it would be appropriate to remove references to MLPs in the description of the Fund’s principal investment strategies, as well as references to MLPs in the “Natural Resources Investment Risk” risk factor in the section “Principal Risks of Investing in the Fund.”

Response: The Registrant confirms that, although the Fund may invest in MLPs, it does not currently intend to do so as a principal strategy. Accordingly, the Registrant believes that it is appropriate to remove references to MLPs in the descriptions of the Fund’s principal investment strategies and principal risks. The Registrant notes, however, that disclosure describing MLPs and their associated risks will be retained in the section “More on the Fund’s Investments and Related Risks—Master Limited Partnerships” of the Prospectus and the section “Additional Investment Activities and Risks—Other Practices—Master Limited Partnerships” of the SAI.

Principal Risks of Investing in the Fund

7.
Comment: Please add appropriate disclosure to the “Natural Resources Investment Risk” risk factor to reflect how current market conditions in the natural resources sector (e.g., downward trend in oil and gas prices) may impact the Fund’s investments. See IM Guidance Update 2016-02 (March 2016).

Response: The following sentence in “Natural Resources Investment Risk” has been revised as shown to address current market conditions in the natural resources sector:

~~For example~~Energy prices declined sharply in 2015, and a prolonged slump in energy prices is likely to have a negative effect on companies that extract, process or deliver energy-related commodities.

More on the Fund’s Investments and Related Risks

8.
Comment: The first sentence of the first paragraph under the caption “Structured Notes” states that the Fund may invest in structured notes. Please confirm supplementally whether there will be any limit on the Fund’s investments in structured notes. Please also confirm supplementally whether the Fund will treat such investments as illiquid.

Response: Although the Fund is required to comply with any applicable fundamental investment policies and applicable rules and regulations regarding diversification, there is no specific limit on the percentage of Fund assets that can be invested in structured notes. The Registrant notes, however, that, although the Fund may invest in structured notes, it does not currently intend to do so to a significant extent.

As stated in the SAI, the Fund may invest no more than 15% of the value of its net assets in illiquid securities, and the Adviser, under the supervision of the Board, monitors Fund investments in illiquid securities. Accordingly, the Registrant confirms that the Adviser will consider whether the Fund’s holdings of structured notes should be considered illiquid and that the Fund’s holdings of structured notes that are considered illiquid will be subject to the Fund’s applicable limitation on investments in illiquid securities.

Management

9.
Comment: Pursuant to Item 10(a)(2) of Form N-1A, please disclose any limitations on Mr. Goehring’s role in the day-to-day management of the Fund’s portfolio and the relationship between his role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio. As part of this disclosure, please confirm whether Mr. Goehring will have full discretionary authority over the selection of investments for the Fund. Please also consider revising Mr. Rozencwajg’s title of “Co-Portfolio Manager,” which the Staff believes may suggest equal responsibility over the portfolio management of the Fund.

Response: The Registrant notes that the description of Mr. Goehring’s role in the portfolio management of the Fund has been revised to clarify that Mr. Goehring has full discretionary authority over the selection of investments for the Fund. The Registrant also notes that Mr. Rozencwajg’s title has been revised to “Assistant Portfolio Manager.”

Buying and Redeeming Shares

10.
Comment: The first sentence of the first paragraph under the caption “Redemptions in Kind” states that the Fund reserves the right to make payment in securities rather than cash. Please disclose that any redemption payment made by the Fund in kind will be consistent with the Fund’s election pursuant to Rule 18f-1 under the 1940 Act, as disclosed in the SAI.

Response: The requested change has been made.

Taxes

11.
Comment: The sixth paragraph under the caption “Taxation of Certain Investments” discusses the risk that the Fund fails to qualify as a “regulated investment company” under the Internal Revenue Code of 1986. Please consider whether this risk should be disclosed as a principal risk of investing in the Fund.

Response: The Registrant does not believe that the risk that the Fund fails to qualify as a regulated investment company represents a principal risk of investing in the Fund. The Registrant notes that, as stated in the Prospectus, the Fund would fail to qualify as a regulated investment company if the Fund were to earn nonqualifying income in excess of 10% of its annual gross income in any taxable year. The Registrant notes, however, that the Fund does not intend to invest in instruments expected to generate nonqualifying income to an extent that the Fund’s nonqualifying income in any taxable year would approach 10% of its annual gross income threshold.

Appendix A

12.
Comment: Please identify the no-action relief that the Registrant will rely on to disclose prior related performance of accounts managed by Mr. Goehring and provide the Registrant’s legal basis for relying on such no-action relief.

Response: The Registrant believes that disclosure of prior related performance achieved by Mr. Goehring in the Similar Accounts is consistent with the Staff’s position in Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (the “Bramwell Letter”).

In the Bramwell Letter, the applicant sought to include in a fund’s prospectus performance information for an account managed by the same portfolio manager before joining the adviser (the “prior account”). The prior account had investment objectives, policies and strategies that were substantially similar in all material respects to those of the fund. The Staff indicated that it would not recommend enforcement action, provided that (1) during the portfolio manager’s tenure, no other person played a significant part in achieving the prior account’s performance and (2) the performance information was not presented in a misleading manner and did not obscure or impede understanding of information that was required to be in the fund’s prospectus. The Bramwell Letter indicates that, “in certain instances, the staff has recognized that it is not misleading under Section 206 of the Advisers Act for a newly established adviser to present performance information for accounts managed by another advisory entity when the persons responsible for investment management of those accounts at the former adviser are the same persons who will be responsible for investment management at the new entity.” The Registrant notes that the Bramwell Letter builds on a series of no-action letters beginning with Growth Stock Outlook Trust, Inc., SEC No-Action Letter (Apr. 15, 1986) and Nicholas Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996), in which the Staff allowed a fund’s prospectus to include the performance record of the adviser’s similarly managed private accounts.

The Registrant believes that the presentation of performance information of the Similar Accounts in Appendix A is consistent with the Staff’s position in the Bramwell Letter because (1) each Similar Account has (or had) investment objectives, policies and strategies substantially similar to those of the Fund; (2) during Mr. Goehring’s tenure as portfolio manager of each Similar Account, no other person played a significant part in achieving that account’s performance; and (3) the performance information set forth in Appendix A to the Registration Statement is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

13.	Comment: Please remove the text “Goehring & Rozencwajg Investments Funds” from the heading of Appendix A.

Response: The requested change has been made.

14.
Comment: Please disclose the identity of the investment adviser to the Mutual Fund during the period for which the Mutual Fund’s performance is shown in Appendix A. Please also disclose the identity of the investment adviser to the Hedge Fund during the period for which the Hedge Fund’s performance is shown in Appendix A.

Response: The requested change has been made.

15.
Comment: The first sentence of the second paragraph of Appendix A states that annual total return information is included “for certain private accounts and a registered investment company previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund.” Please include annual total return information for all accounts previously managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund. Alternatively, please state the no-action relief on which the Registrant will rely to exclude certain such accounts from Appendix A and confirm supplementally that the exclusion of such accounts does not cause the performance information included in Appendix A to be presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

Response: The Registrant has determined to exclude from the performance presentation in Appendix A certain accounts managed by Mr. Goehring with investment objectives, policies and strategies substantially similar to those of the Fund because, in the Adviser’s determination, the performance of those accounts is not materially different from the performance of the Similar Accounts shown. The Registrant believes that the exclusion of such accounts on this basis is consistent with positions taken by the Staff in prior no-action letters. For example, in Fiduciary Management Associates, SEC No-Action Letter (Mar. 5, 1984) (the “FMA Letter”), an adviser (“FMA”) sought to provide prospective clients with performance information for accounts that a portfolio manager had carried over to FMA from another adviser (the “FMA Accounts”). FMA requested no-action relief to exclude performance information for accounts managed by the same portfolio manager at the prior adviser that had not been carried over (the “non-FMA Accounts”). The Staff indicated that, if no person other than the portfolio manager played a significant part in the performance of the FMA accounts and if the performance of the FMA accounts “was not materially different” from the performance of the non-FMA accounts, information given to prospective clients concerning the performance of the FMA accounts that excluded information about the non-FMA accounts “would not in and of itself be misleading.” In Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996), the Staff, citing to the FMA Letter, stated the view that “an adviser may choose to exclude certain similar accounts from a composite, so long as such exclusion would not cause the composite performance to be misleading.” In GE Funds, SEC No-Action Letter (Feb. 7, 1997), the Staff did not object to an adviser’s request to include in a Trust’s prospectus historical performance of some institutional private accounts and registered investment companies, while excluding performance of certain other funds and accounts, where (1) the performance of the excluded funds and accounts was either higher than, or in the adviser’s determination not materially lower than, the included funds’ performance data; (2) the excluded funds and accounts had a shorter history of investment operations than the funds being promoted; or (3) the excluded funds’ and accounts’ holdings varied owing to the relatively recent adoption of the relevant investment strategy or merger into the excluded fund of funds with different investment strategies.

The Registrant confirms that, in light of the fact that, in the Adviser’s determination, the performance of the excluded accounts is not materially different from the performance of the Similar Accounts shown, the exclusion of such accounts does not cause the performance information included in Appendix A to be presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

16.
Comment: The third sentence of the second paragraph of Appendix A states that returns are shown for each Similar Account “only for periods during which Mr. Goehring had full discretionary authority over the selection of investments for, and was primarily responsible for the day-to-day management of, that account.” Please remove returns of each Similar Account for any period in which any person other than Mr. Goehring was identified in that account’s prospectus or other offering document as having any degree of portfolio management responsibility for that account. See Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996).

Response: The Registrant respectfully disagrees with the Staff’s view that the Bramwell Letter requires that performance for a Similar Account may be shown only if no person other than Mr. Goehring was identified in that account’s prospectus or other offering document for the relevant period as having any degree of portfolio management responsibility for that account. The Registrant respectfully declines, therefore, to make the requested change.

As stated above, the Staff indicated in the Bramwell Letter that it would not be misleading to include in a fund’s prospectus performance information for an account previously managed by the same portfolio manager (the “prior account”) provided that (1) during the portfolio manager’s tenure, no other person played a significant part in achieving the relevant prior account’s performance and (2) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the fund’s prospectus. In granting no-action relief, the Staff recited the applicant’s representation that the portfolio manager was primarily responsible for the day-to-day management of the prior account’s portfolio and that no other person played a significant role in managing the prior account’s portfolio. While the Staff noted in the Bramwell Letter that the portfolio manager was identified in the prior account’s prospectus as the individual primarily responsibility for the day-to-day management of the prior account’s portfolio, it did so only in a footnote to its discussion of the representations noted above rather than in the body of its analysis. At no point did the Staff recite the applicant’s representation that no person other than the portfolio manager was identified in the account’s prospectus as having any degree of primary responsibility for the day-to-day management of the prior account’s portfolio. The Registrant believes that the Staff’s analysis in the Bramwell Letter reflects an emphasis on determining whether, in fact, a person had portfolio management responsibility for a particular account rather than whether a person was identified in an offering document for that account as the person having such responsibility. An alternative reading would otherwise lead to the potentially absurd result that whether a fund’s prospectus is permitted to disclose relevant performance information depends on the wording of the prior account’s prospectus, rather than the relevant portfolio manager’s actual level of responsibility.

Consistent with the Staff’s position in the Bramwell Letter, the Registrant believes that it is appropriate to include performance information for each Similar Account for the periods shown in Appendix A because (1) during Mr. Goehring’s tenure as portfolio manager of each Similar Account, no other person played a significant part in achieving that account’s performance; and (2) the performance information set forth in Appendix A to the Registration Statement is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s Prospectus.

While the Registrant respectfully disagrees with the Staff’s view that the Bramwell Letter requires that Mr. Goehring, and no other person, may be identified in a Similar Account’s prospectus or other offering document as having any degree of portfolio management responsibility for that account, the Registrant confirms that, except in the case of the Mutual Fund, Mr. Goehring was the only person identified in each Similar Account’s offering document, if any, as having portfolio management responsibility for that account. In the case of the Mutual Fund, the Registrant confirms that, from July 1993 until September 2000, Mr. Goehring was the only person named in the prospectus as having portfolio management responsibility. Prior to July 1993, no portfolio manager was named in the Mutual Fund’s prospectus. From September 2000 until April 2005, due to a policy of the investment adviser requiring the Mutual Fund to have at least two portfolio managers, Mr. Goehring was identified in the Mutual Fund’s prospectus as co-managing the portfolio with another portfolio manager. The Registrant confirms, however, that, for all periods for which the Mutual Fund’s returns are shown in Appendix A, Mr. Goehring, in fact, maintained final authority over all aspects of the Mutual Fund’s portfolio.

17.
Comment: The fourth sentence of the third paragraph of Appendix A states that “the fees and expenses of the Private Accounts, after taking into account incentive fees, were generally higher than those of the Fund.” Please note that the Staff generally takes the position that a related account’s historical returns may not be adjusted to reflect fund fees and expenses that are lower than the account’s actual fees and expenses. Please revise the return information for each Private Account such that the returns reflect the actual fees and expenses of that account instead of being adjusted to reflect the fees and expenses expected to be borne by Institutional Class shares of the Fund. Please also revise the description of the Private Accounts’ returns accordingly.

Response: The requested change has been made.

18.
Comment: Footnote 2 to Appendix A states that the Hedge Fund was managed as a long/short portfolio, the long-only portion of which was managed in a manner substantially similar to that of the Fund. Please remove the Hedge Fund’s returns from Appendix A or confirm that the Hedge Fund’s combined portfolio (including both its long and short positions) was managed in a manner substantially similar to that of the Fund. See Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996).

Response: The Registrant confirms that, in its view, the Hedge Fund had investment objectives, policies and strategies that were substantially similar in all material respects to those of the Fund. As stated in Appendix A, the Hedge Fund’s combined portfolio consisted of both long and short positions. Similarly, the Fund is permitted to maintain short exposure; the Fund’s principal investment strategy contemplates that the Fund may invest in “long and short positions in futures and options,” and the investment restrictions disclosed in the Fund’s statement of additional information preserve flexibility for the Fund to “make any short sales or maintain any short positions” except where the short sales or short positions would constitute “senior securities” under the 1940 Act. Although the Fund is unlikely to maintain as much short exposure as the Hedge Fund, the Registrant does not believe that the two portfolios should be considered not to be substantially similar because of this difference in degree. In support of its view, the Registrant notes that, in the Adviser’s determination, the return of the Hedge Fund’s combined portfolio, on a cumulative basis, over the 10-year period shown was not materially different from the return of the long-only portion of its portfolio, indicating that the addition of the short positions did not materially change the performance. The Registrant further notes that the Adviser, following its review of various portfolio statistics and characteristics of the Hedge Fund and the expected portfolio statistics and characteristics of the Fund, has determined that it expects to manage the Fund’s portfolio in a manner that is substantially similar in all material respects to the Hedge Fund’s combined portfolio, including with respect to its investment objectives, policies and strategies.

19.
Comment: Please confirm supplementally that the Fund’s investment adviser will maintain the records and documents specified in Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), in respect of the return information presented in Appendix A.

Response: The Registrant confirms that the Fund’s investment adviser will maintain the records and documents specified in Rule 204-2(a)(16) of the Advisers Act in respect of the return information presented in Appendix A.

20.
Comment: The eighth paragraph of Appendix A states that the performance information presented in Appendix A has been reviewed by a third party. Please disclose the nature of this review. Please also note the Staff’s position that the third party conducting the review of the performance information would constitute an “expert” for purposes of Rule 436(a) under the Securities Act, and, therefore, must provide a written consent to the inclusion in the Registration Statement or Prospectus of any quotation or summary of such expert’s report or opinion, which consent must be filed as an exhibit to the Registration Statement.

Response: The statement in Appendix A regarding third-party review of the performance information presented in Appendix A has been removed. The Registrant confirms, however, that the performance information presented in Appendix A will be reviewed by Cohen & Company prior to the effectiveness of the Registration Statement.

21.
Comment: For each period for which the Similar Accounts’ returns are shown, please include return information for an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b) of Form N-1A. Please note the SEC’s position that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[1]

Response: The Registrant notes that return information for the MSCI All Country World Index (ACWI) has been added to Appendix A for each period for which the Similar Accounts’ returns are shown. The Registrant believes that the MSCI ACWI, an independently maintained and widely published index designed to measure the equity market performance of developed and emerging markets, is an “appropriate broad-based securities index,” as defined in Instruction 5 to Item 27(b) of Form N-1A.

SAI

Disclosure of Portfolio Holdings

22.
Comment: The sixth bullet under the caption “Policy Exceptions” states that disclosure to the Adviser of “compiled data concerning accounts managed by the Adviser” is not prohibited by the Fund’s portfolio holdings disclosure policy. The Staff notes that the phrase “compiled data concerning accounts managed by the Adviser” may be unclear to readers of the SAI. Please consider revising the disclosure to clarify the meaning of this policy exception.

Response: The Registrant notes that this policy exception has been removed from the SAI.

23.
Comment: The seventh bullet under the caption “Policy Exceptions” states that “any portfolio holdings that precede a full public disclosure” are not considered to be sensitive, proprietary information of the Fund and, therefore, are not subject to the Fund’s portfolio holdings disclosure policy. Please remove this policy exception or explain supplementally why it is appropriate.

Response: The Registrant notes that the intent of this policy exception is to permit disclosure of the Fund’s prior portfolio holdings where more recent portfolio holdings have been publicly disclosed, rather than to permit disclosure of the Fund’s portfolio holdings as long as such disclosure is ultimately followed by a full public disclosure of the same information. The Registrant believes that the disclosure of stale portfolio holdings information at a time when more recent portfolio holdings information is publicly available is appropriate because it does not undermine the purpose of the Fund’s portfolio disclosure holdings policy, which is to protect the confidentiality of portfolio holdings information and to prevent the selective disclosure of such information. Accordingly, the seventh bullet has been revised as follows to clarify the intent of this policy exception:

·
any portfolio holdings that ~~precede a full public disclosure~~ pre-date portfolio holdings that have been publicly disclosed (e.g., portfolio holdings that are dated prior to the most recent quarterly disclosure) are not considered to be sensitive, proprietary information of the Fund, and therefore are not subject to the aforementioned disclosure policies.

1 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC-19382 (Apr. 6, 1993).

General Procedural Comments

24.
Comment: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust and its management have been made aware of this comment.

* * * * *

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,

/s/ James M. Forbes

James M. Forbes

cc:	Adam A. Rozencwajg
John Loder, Esq.
Michael G. Doherty, Esq.